Innovative Respiratory Solutions
21622 Plummer Street
Chatsworth, CA 91311
Toll Free: 800.423.8870
Phone: 818.882.0883
Fax: 818.407.8148

December 12, 2006

Kristin Lochhead
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-6010

Re:	CHAD Therapeutics, Inc.
Item 4.01 Form 8-K filed November 29, 2006
Dear Ms. Lochhead:
     We are transmitting for filing Amendment No. 1 (the “Amendment”) to the Form 8-K (File No. 001-12214) of CHAD Therapeutics, Inc. (the “Company”). A courtesy copy will be provided.
     The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated November 30, 2006. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.
     1. Comment: Please note that the date on the facing sheet of Form 8-K should be the date of the earliest event reported. Please revise the date of report to be consistent with the date the prior auditors were dismissed (November 27, 2006).
     Response: In response to Staff comments, the Company has made conforming changes to facing sheet of the Form 8-K. Please refer to the Amendment.
     2. Comment: Please revise to make disclosures about consultations with your new accountants up through the date of engagement. Your disclosure should comply with the requirements of Regulation S-K Item 304(a)(2).
     Response: In response to Staff comments, the Company has made conforming changes to Item 4.01 of the Form 8-K. Please refer to the Amendment.
     3. Comment: We note your reference to the letter dated November 28, 2006 from KPMG LLP to the United States Securities and Exchange Commission as Exhibit 16.1. Please revise this date to be consistent with the date of the letter from KPMG LLP included as Exhibit 16.1 (November 29, 2006).
     Response: In response to Staff comments, the Company has made conforming changes to Item 9.01 of the Form 8-K. Please refer to the Amendment.

CHAD, OXYMATIC, OXYMIZER, OXYLITE, AND TOTAL O2 ARE REGISTERED TRADEMARKS OF CHAD THERAPEUTICS, INC.
ISO 13485 CERTIFIED COMPANY

Ms. Lochhead	-2-	December 12, 2006

     Lastly, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any further questions or comments regarding the captioned filing, please direct them to me at (818) 882-0883, extension 288.
Sincerely,

/s/ Tracy A. Kern
Tracy A. Kern
Chief Financial Officer

/s/ Earl L. Yager
Earl L. Yager
President & CEO